Filed pursuant to Rule 424(b)(3)
File Nos.	333-123815
333-130808

Prospectus Supplement No. 5
(To Prospectus dated April 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

37,547,511 shares of common stock

This prospectus supplement supplements the Prospectus dated April 14, 2006 relating to the resale of 37,547,511 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

On July 17, 2006, our shareholders approved an amendment to our Certificate of Incorporation to increase to 200,000,000 the number of shares of common stock, par value $.001, we are authorized to issue (the “Amendment”). The Amendment became effective on July 18, 2006 upon the filing of the Amendment with the Delaware Secretary of State’s office.

The rights and privileges of our common stock have not changed as a result of the Amendment. However, if we issue additional shares of common stock, then, depending on the circumstances under which those shares are issued, the action may reduce stockholder’s equity per share, earnings per share, and the percentage of ownership of common stock of existing stockholders.  The increase in the authorized number of shares of common stock may also have certain anti-takeover effects.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 20, 2006